

RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2012

Unaudited

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets
Unaudited
(Expressed in Canadian Dollars)

		September 30 2012		December 31 2011
Assets				
Current assets				
Cash and cash equivalents (note 14)	$	153,795,774	$	65,870,296
Temporary investments (note 3)		45,041,283		-
Marketable securities (note 4)		1,243,132		4,024,810
Accounts receivable		1,009,756		1,848,207
Prepaid expenses and supplier advances		474,021		265,702
		201,563,966		72,009,015
Restricted cash and deposits (note 5)		5,975,459		1,686,224
Property plant and equipment (note 6)		33,236,558		17,847,744
Exploration and evaluation assets (note 7)		238,549,705		188,590,629
	$	479,325,688	$	280,133,612
Liabilities and Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 8)	$	15,564,889	$	9,330,709
Current portion of finance lease obligation (note 9)		229,439		-
		15,794,328		9,330,709
Non-current liabilities				
Deferred income taxes		222,990		138,886
Finance lease obligation (note 9)		265,213		-
Provision for closure and reclamation		1,999,538		1,923,358
		18,282,069		11,392,953
Equity				
Share capital (note 10)		520,916,854		327,311,371
Share-based payment reserve (note 10)		22,215,500		17,097,729
Accumulated other comprehensive loss		(175,842)		(1,145,992)
Deficit		(81,912,893)		(74,522,449)
		461,043,619		268,740,659
	$	479,325,688	$	280,133,612

See accompanying notes to the consolidated financial statements
Commitments (note 13)

Approved by the Board of Directors and authorized for issue on November 8, 2012.

"David Adamson"	*"Julian Kemp"*
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION

Consolidated Statements of Comprehensive Loss
Unaudited
(Expressed in Canadian Dollars*)*

	For the three months ended September 30		For the nine months ended September 30	
	2012	2011	2012	2011
Expenses				
Consulting	$ 81,368	$ 68,372	$ 213,725	$ 212,182
Depreciation	15,182	13,618	50,453	39,885
General mineral exploration	1,632	24,497	11,580	60,147
Insurance	109,778	142,147	324,113	409,084
Investor relations (note 12)	185,380	283,874	538,454	728,604
Office and rent	79,389	67,213	259,022	213,468
Option fees received in excess of property costs	(40,431)	(214,886)	(725,447)	(842,335)
Professional fees	622,941	414,651	1,235,428	1,265,988
Salaries	1,249,605	477,775	2,763,511	1,480,216
Share-based compensation	1,402,021	239,817	3,359,758	1,015,731
Transfer agent and regulatory filing fees	63,605	39,643	348,686	169,960
Travel and accommodation	86,591	20,534	215,605	124,827
Loss before other items	(3,857,061)	(1,577,255)	(8,594,888)	(4,877,757)
Foreign exchange losses	(4,491)	(1,137)	(8,293)	(1,895)
Interest and other income	684,391	135,730	1,558,447	328,295
Loss on sale of investments	(129,612)	(134,168)	(146,022)	(144,290)
Other losses	(115,611)	-	(115,611)	-
Loss before taxes	(3,422,384)	(1,576,830)	(7,306,367)	(4,695,647)
Current income tax recovery	-	(350)	-	16,838
Deferred income tax recovery (expense)	(81,655)	17,825	(84,077)	(49,390)
Net loss for the period	(3,504,039)	(1,559,355)	(7,390,444)	(4,728,199)
Other comprehensive income (loss)				
Fair value adjustment, net of deferred taxes, on available for sale financial instruments:				
Temporary investments	(14,730)	(914)	8,842	34,756
Marketable securities	430,399	(862,238)	683,283	(1,251,094)
Realized losses on marketable securities reclassified to net loss	261,615	134,168	278,025	144,290
Other comprehensive income (loss) for the period	677,284	(728,984)	970,150	(1,072,048)
Comprehensive loss	$ (2,826,755)	$ (2,288,339)	$ (6,420,294)	$ (5,800,247)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.02)
Weighted average number of common shares outstanding	287,572,042	232,902,212	276,647,586	219,465,172

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Changes in Equity
Unaudited
(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Share-based Payments Reserve	Accumulated Other Comprehensive Income/Loss	Deficit	Total Equity
		$	$	$	$	$
January 1, 2012	237,954,669	327,311,371	17,097,729	(1,145,992)	(74,522,449)	268,740,659
Public offering (note 10 (a))	49,000,000	200,900,000	-	-	-	200,900,000
Public offering – share issuance costs	-	(9,027,017)	-	-	-	(9,027,017)
Exercise of options	572,500	860,300	-	-	-	860,300
Transfer to share capital on exercise of options	-	572,200	(572,200)	-	-	-
Share-based payments - administration	-	-	3,261,080	-	-	3,261,080
Share-based payments - property	-	-	2,428,891	-	-	2,428,891
Share issue obligation	78,813	300,000	-	-	-	300,000
Unrealized net gain on available-for-sale investments	-	-	-	692,125	-	692,125
Realized loss on sale of available-for-sale investments	-	-	-	146,022	-	146,022
Impairment loss on investments				132,003		132,003
Net loss for the nine months	-	-	-	-	(7,390,444)	(7,390,444)
September 30, 2012	287,605,982	520,916,854	22,215,500	(175,842)	(81,912,893)	461,043,619

	Number of Shares	Share Capital	Share-based Payments Reserve	Accumulated Other Comprehensive Income/Loss	Deficit	Total Equity
		$	$	$	$	$
January 1, 2011	214,294,674	251,916,237	13,715,079	93,854	(53,125,952)	212,599,218
Public offering – share issuance costs	-	(299,033)	-	-	-	(299,033)
Private placement	21,671,827	70,000,000	-	-	-	70,000,000
Exercise of options	224,000	478,140	-	-	-	478,140
Transfer to share capital on exercise of options	-	216,460	(216,460)	-	-	-
Share-based payments - administration	-	-	1,404,333	-	-	1,404,333
Share-based payments - property	-	-	1,750,826	-	-	1,750,826
Share issue obligation	53,097	300,000	300,000	-	-	600,000
Unrealized loss on available-for-sale investments	-	-	-	(1,216,338)	-	(1,216,338)
Realized loss on sale of available-for-sale investments	-	-	-	144,290	-	144,290
Net loss for the nine months	-	-	-	-	(4,728,199)	(4,728,199)
September 30, 2011	236,243,598	322,611,804	16,953,778	(978,194)	(57,854,151)	280,733,237

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows
Unaudited
(Expressed in Canadian dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2012	**2011**	**2012**	**2011**
Cash provided by (used for):				
Operating activities				
Net loss for the period	$ (3,504,039)	$ (1,559,355)	$ (7,390,444)	$ (4,728,199)
Adjustments for:				
Depreciation	15,182	13,618	50,453	39,885
Share-based compensation	1,402,021	239,817	3,359,758	1,015,731
Loss on sale of investment	129,612	134,168	146,022	144,290
Interest and other income	(684,390)	(108,643)	(1,555,192)	(325,228)
Other gains	171,866	-	178,495	-
Option receipts in excess of property costs	(13,378)	(129,125)	(418,003)	(833,273)
Current income tax	-	17,188	-	-
Deferred (income tax recovery) expense	81,655	(17,825)	84,077	49,390
Reclamation deposit written off	-	-	-	5,000
Changes in non-cash working capital:				
Accounts receivable and prepaid expenses	289,695	(1,007,713)	630,132	(252,232)
Accounts payable and accrued liabilities	1,253,797	167,428	1,539,103	(90,247)
Cash used in operating activities	(857,979)	(2,250,442)	(3,375,599)	(4,974,883)
Interest received	190,871	142,560	860,563	460,778
Net cash used in operating activities	(667,108)	(2,107,882)	(2,515,036)	(4,514,105)
Investing activities				
Restricted cash & reclamation deposits	1,658,636	955,360	(4,289,235)	-
Temporary investments	(4,674,870)	1,811,787	(44,310,852)	43,128,875
Proceeds on sale of available-for-sale investments	88,216	225,378	3,843,098	281,533
Expenditures on property, plant and equipment	(9,086,318)	(1,373,080)	(15,963,057)	(6,554,044)
Exploration and evaluation expenditures	(14,291,257)	(13,587,352)	(41,572,723)	(37,255,700)
Net cash used in investing activities	(26,305,593)	(11,967,907)	(102,292,769)	(399,336)
Financing activities				
Issuance of common shares, net of issue costs	149,259	70,026,570	192,733,283	70,179,110
Net cash from financing activities	149,259	70,026,570	192,733,283	70,179,110
Increase (decrease) in cash and cash equivalents	(26,823,442)	55,950,781	87,925,478	65,265,669
Cash and cash equivalents, beginning of the period	180,619,216	21,282,755	65,870,296	11,967,867
Cash and cash equivalents, end of the period	$ 153,795,774	$ 77,233,536	$153,795,774	$ 77,233,536

See Supplemental cash flow and non-cash activities (note 14)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2012

1) NATURE OF OPERATIONS

Rubicon Minerals Corporation ("Rubicon" or "the Company") is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company's key asset is the Phoenix Gold Project in Red Lake, Ontario, Canada. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties, obtaining, if required, financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2) BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34"). Accordingly, these condensed interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2011 but may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2011 financial statements.

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, and provision for closure and reclamation among others. Actual results could differ materially from those estimates.

3) TEMPORARY INVESTMENTS

Temporary investments consist of treasury bills issued by Federal and Provincial Governments of Canada and guaranteed investment certificates with an original maturity of greater than 90 days, maturing at various dates in 2012 and 2013, with an aggregate carrying value and market value of $45,041,283 at September 30, 2012 (December 31, 2011 - $nil) and effective interest rates between 1.17% and 1.65%.

4) MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $1,243,132 at September 30, 2012 (December 31, 2011 - $4,024,810).

5) RESTRICTED CASH AND DEPOSITS

Restricted cash of $4,289,235 consists of temporary investments deposited during 2012 as security for a letter of credit relating to mill equipment purchases and other credit facilities. Deposits consist of $1,686,224 on deposit with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2012

6) PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets under Construction	Office Equipment	Mine-site Equipment	Mine-site Buildings	Total
	$	$	$	$	$
Cost					
Balance, January 1, 2011	2,750,499	713,250	1,535,937	714,284	5,713,970
Additions	1,492,142	329,196	11,533,909	-	13,355,247
Transfers	(2,721,937)	101,525	(7,206,340)	9,826,752	-
Disposals	-	(10,611)	-	-	(10,611)
Balance, December 31, 2011	1,520,704	1,133,360	5,863,506	10,541,036	19,058,606
Additions	11,927,583	232,781	1,065,310	3,232,035	16,457,709
Transfers	(467,906)	-	-	467,906	-
Disposals	-	(3,080)	(8,000)	-	(11,080)
Balance, September 30, 2012	12,980,381	1,363,061	6,920,816	14,240,977	35,505,235
Accumulated depreciation					
Balance, January 1, 2011	-	402,961	229,616	49,861	682,438
Depreciation for the year	-	198,082	298,433	40,392	536,907
Disposals	-	(8,483)	-	-	(8,483)
Balance, December 31, 2011	-	592,560	528,049	90,253	1,210,862
Depreciation for the period	-	194,221	536,664	331,381	1,062,266
Disposals	-	(616)	(3,835)	-	(4,451)
Balance, September 30, 2012	-	786,165	1,060,878	421,634	2,268,677
Carrying amounts					
January 1, 2011	2,750,499	310,289	1,306,321	664,423	5,031,532
December 31, 2011	1,520,704	540,800	5,335,457	10,450,783	17,847,744
September 30, 2012	12,980,381	576,896	5,859,938	13,819,343	33,236,558

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2012

7) EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Ontario	Other Red Lake Properties Ontario	Alaska Properties USA	Nevada Properties USA	Total
	$	$	$	$	$
Balance, January 1, 2011	116,174,868	8,938,239	14,554,191	7,108,613	146,775,911
Costs incurred in the year	56,545,044	123,641	177,946	8,324	56,854,955
Impairments	-	-	(14,732,137)	-	(14,732,137)
Recoveries	-	(308,100)	-	-	(308,100)
Balance, December 31, 2011	172,719,912	8,753,780	-	7,116,937	188,590,629
Costs incurred in the period	49,903,292	55,784	-	-	49,959,076
Balance, September 30, 2012	222,623,204	8,809,564	-	7,116,937	238,549,705

8) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30 2012	December 31 2011
Trade payables	$ 5,756,844	$ 4,208,516
Payables to a related party (note 11)	555,834	70,000
Compensation payable	1,379,293	1,218,703
Accrued expenses	7,800,073	3,636,168
Other	72,845	197,322
Total accounts payable and accrued liabilities	$ 15,564,889	$ 9,330,709

9) FINANCE LEASE OBLIGATION

During the three months ended September 30, 2012, the Company entered into a finance lease transaction with respect to several temporary buildings on the mine-site. The lease has a twenty-two month term, carries an incremental borrowing rate of 13%, and allows the Company to purchase the assets at the end of the term for $50,000.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$ 280,392	$ 283,660	$ 564,052
Less amount representing interest	(50,953)	(18,447)	(69,400)
Finance lease obligation	$ 229,439	$ 265,213	$ 494,652

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2012

10) SHARE CAPITAL

a) Share issuance

On February 29, 2012, the Company closed a public offering and issued 49,000,000 common shares of the Company at a price of $4.10 per common share for total gross proceeds of $200,900,000. Total share issue costs amounted to $9,027,017, which included underwriter's commission of 4%.

b) Stock Options

The following is a summary of the changes in the Company's outstanding stock options:

	Nine months Ended September 30, 2012		Year Ended December 31, 2011	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance at the beginning of the period	9,895,996	3.84	7,578,000	2.82
Granted[1]	5,272,230	3.61	3,431,696	5.72
Exercised[2]	(572,500)	1.50	(719,000)	1.21
Forfeited	(408,200)	4.92	(394,700)	5.27
Outstanding, end of the period	14,187,526	3.82	9,895,996	3.84
Exercisable, end of the period	9,734,511	3.95	8,355,498	3.49

(1) The fair value of stock options granted during the period, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: exercise and share price - $3.53 (2011 - exercise price - $5.72, share price - $3.56); risk free interest rate - 1.08% (2011 - 1.86%); expected life - 3.56 years (2011 - 2.9 years); expected volatility - 60% (2011 - 63%) and expected dividends - nil (2011- nil).

(2) The weighted average share price at the time of exercise was $3.33 (2011 - $3.98).

The following is a summary of the Company's outstanding stock options:

September 30, 2012

Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	(Years)
$0.76 - $1.04	917,500	1.02	0.36
$1.31 - $1.46	1,930,000	1.31	1.25
$1.89 - $3.63	2,430,000	2.93	4.04
$3.96 - $4.53	3,775,630	4.02	4.00
$5.22	2,310,000	5.22	2.29
$5.80	2,824,396	5.80	2.99
Total stock options	14,187,526	3.82	2.92

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2012

10) SHARE CAPITAL *(continued)*

c) Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the options granted, 400,000 options vest within 1 year of the grant date and the remaining 1,000,000 options ("the Performance Stock Options") vest based on milestones related to certain of the Company's objectives. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.

The fair value of the Performance Stock Options granted during the period was estimated at the grant date using the Black Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized to subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the period is $449,143.

d) Stock Appreciation Rights

The following is a summary of the changes in the Company's outstanding stock appreciation rights ("SARS"):

	Nine months Ended September 30, 2012		Year Ended December 31, 2011	
	Number of SARS	Weighted Average Exercise Price	Number of SARS	Weighted Average Exercise Price
		$		$
Balance at the beginning of the period	290,000	4.09	190,000	3.75
Granted	200,000	3.23	200,000	4.18
Exercised	(50,000)	3.88	-	-
Converted to stock options	(40,000)	3.88	(100,000)	3.63
Outstanding, end of the period	400,000	3.71	290,000	4.09
Exercisable, end of the period	200,000	4.18	45,000	3.88

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock. At September 30, 2012, the total liability outstanding for SARs calculated using the Black-Scholes formula was $416,667 (December 31, 2011 - $379,825)

On July 30, 2012, the Company granted 200,000 SARS to a new director with an exercise price of $3.23 per right, 50% vesting in six months from the date of grant, 50% vesting one year from grant and having an expiry date of five years from the date of grant. The amount payable upon exercise of the SARS is as described in the preceding paragraph. Simultaneously with the grant of SARS, the director was also granted 200,000 stock options, with the same exercise and vesting terms but subject to shareholder approval. Where shareholder approval is received for any of the stock options, the equivalent number of SARS will be cancelled. Where any of the SARS are exercised, an equivalent number of stock options will be cancelled.

11) RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2012, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $1,686,379 (September 30, 2011 - $707,549). The fees are recorded within professional expenses in these financial statements. As at September 30, 2012, this law firm was owed $555,834 (December 31, 2011 - $1,417,406).

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2012

12) INVESTOR RELATIONS

	September 30, 2012	September 30, 2011
Salaries & benefits	$ 291,512	$ 291,116
Travel & accommodation	84,603	142,196
Shareholder communication	24,922	118,344
Other	137,417	176,948
Total investor relations expense	$ 538,454	$ 728,604

13) COMMITMENTS

(a) At September 30, 2012, the Company has the following lease, rental and contractual commitments, made for the Company's office premises, staff accommodations and various contractual obligations made for the acquisition of mill equipment and to further develop the Company's Phoenix Gold project:

	September 30, 2012	December 31, 2011
Less than 1 year	$ 11,703,811	$ 315,247
Between 1 and 3 years	140,901	162,114
Total commitments	$ 11,844,712	$ 477,361

(b) The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing. These payments and costs are at the Company's discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14) SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	September 30, 2012	December 31, 2011
Cash	$ 1,642,943	$ 1,135,218
Federal and provincial governments of Canada treasury bills, guaranteed investment certificates and high interest savings accounts	152,152,831	64,735,078
Total cash and cash equivalents	$ 153,795,774	$ 65,870,296

The Company has excluded from its investing cash flows $4,596,426 (September 30, 2011 - $7,369,895) of change in accounts payable relating to exploration and evaluation expenditures. Other non-cash investments included $2,428,891 (September 30, 2011 - $1,560,832) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $1,011,813 (September 30, 2011 – $212,507) recorded in exploration and evaluation expenditures for depreciation.